Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Resources Ltd. (the “Company” or “Entrée”)
1650 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Item 2.	Date of Material Change

September 14, 2020

Item 3.	News Release

The News Release dated September 14, 2020 was disseminated via Cision Ltd. to Seattle/Puget Sound and Canadian Custom Disclosure (English).

Item 4.	Summary of Material Change

On September 14, 2020, the Company announced that it had closed the non-brokered private placement announced on August 20, 2020. The Company issued 10,278,000 units at a price of C$0.43 per unit for gross proceeds of C$4,419,540.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

On September 14, 2020, the Company announced that it had closed the non-brokered private placement announced on August 20, 2020 (the "Financing"). The Company issued 10,278,000 units at a price of C$0.43 per unit for gross proceeds of C$4,419,540.

Each unit (a "Unit") consists of one common share of the Company and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one additional common share of the Company (a "Warrant Share") at a price of C$0.60 per share for a period of three years. The securities issued on September 14, 2020 in connection with the Financing are subject to a hold period expiring January 15, 2021. In connection with the Financing, the Company paid a finder’s fee of C$86,000 in cash, equal to 5% of aggregate gross subscription proceeds received by the Company from purchasers introduced to the Company by the finder.

Net proceeds from the Financing are expected to be used to update the National Instrument 43-101 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia (the "Entrée/Oyu Tolgoi JV Property"), and for general corporate purposes.

Stephen Scott, President and CEO commented, “We are very pleased that we had such high demand for the Entrée financing at this time of great uncertainty particularly as the overwhelming majority of subscribers were existing shareholders. Capital is not always available to the junior mining sector and seizing the opportunity now has put Entrée in a very strong financial position as development of the Oyu Tolgoi underground project moves towards sustained production.”

Insiders of the Company acquired an aggregate 4.437 million Units, including 2,400,000 Units acquired by Sandstorm Gold Ltd. ("Sandstorm Gold"), 875,000 Units acquired by Rio Tinto International Holdings Ltd. ("Rio Tinto") and 740,000 Units acquired by Turquoise Hill Resources Ltd. ("Turquoise Hill"). Following closing, Sandstorm Gold holds 39,790,880 common shares of the Company, or 21.4% of the Company’s issued and outstanding shares, Rio Tinto holds 17,441,796 common shares of the Company, or 9.4% of the Company’s issued and outstanding shares and Turquoise Hill holds 14,539,333 common shares of the Company, or 7.8% of the Company’s issued and outstanding shares. Directors and officers of the Company and their associates acquired an aggregate 422,000 Units on the same terms and conditions as other subscribers.

Stephen Scott added, “We greatly appreciate the ongoing support of all of our shareholders and are particularly pleased that our three largest strategic shareholders participated in the financing at approximately existing proportional levels.”

Participation of related parties and their associates is exempt from the formal valuation and shareholder approval requirements provided under Multilateral Instrument 61-101 – Protection of Minority Holders in Special Transactions. The exemption is based on the fact that the market value of the interested parties’ participation or the consideration paid by such interested parties does not exceed 25% of the market value of the Company.

The following interested parties acquired Units on the same terms and conditions as other subscribers:

Name of Interested Party	# of Units Purchased	% of Common Shares of Company beneficially owned or controlled by Purchaser following closing of Financing
Sandstorm Gold Ltd.	2,400,000	21.42
Rio Tinto International Holdings Limited	875,000	9.39
Turquoise Hill Resources Ltd.	740,000	7.83
Mark Bailey	50,000	0.43
Alan Edwards	75,000	0.38
JLHLC Holdings Inc.	60,000	0.60
Michael Price	70,000	0.04
Stephen Scott	100,000	0.29
Anna Stylianides	44,000	0.06
Duane Lo	23,000	0.40

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The Company does not anticípate the Financing will result in a material change in the percentage of common shares of the Company beneficially owned or controlled by any of the foregoing interested parties.

On August 27, 2020, the Company’s Board of Directors unanimously authorized and approved the Financing.

The Company filed a material change report in connection with the transaction less than 21 days before the expected date of the closing of the transaction, and considers the shorter period to be reasonable given the nature of the transaction and the fact that all necessary approvals from the Toronto Stock Exchange have been obtained.

The Units and Warrant Shares have not been, and will not be registered under the United States Securities Act of 1933, as amended, or state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. federal and state registration or an applicable exemption from the U.S. registration requirements. This Material Change Report does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

This Material Change Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to the Financing; anticipated use of proceeds; the potential filing of an updated Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property; corporate strategies and plans; and other matters that may occur in the future.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entrée’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC ("OTLLC"), Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the potential impact of COVID-19; the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; the anticipated location of certain infrastructure and sequence of mining; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company’s most recently filed MD&A and in the Company’s Annual Information Form for the financial year ended December 31, 2019, dated March 13, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Susan McLeod, Vice President, Legal Affairs
604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 17th day of September, 2020.

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